FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 16, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2021	2020	2019
Continuing operations
Net sales	1	6,521,207	5,146,734	7,294,055
Cost of sales	2	(4,611,602)	(4,087,317)	(5,107,495)
Gross profit		1,909,605	1,059,417	2,186,560
Selling, general and administrative expenses	3	(1,206,569)	(1,119,227)	(1,365,974)
Impairment charge	5	(57,075)	(622,402)	-
Other operating income	6	68,245	33,393	23,004
Other operating expenses	6	(6,697)	(14,252)	(11,199)
Operating income (loss)		707,509	(663,071)	832,391
Finance income	7	38,048	18,387	47,997
Finance cost	7	(23,677)	(27,014)	(43,381)
Other financial results	7	8,295	(56,368)	14,667
Income (loss) before equity in earnings of non-consolidated companies and income tax		730,175	(728,066)	851,674
Equity in earnings of non-consolidated companies	13	512,591	108,799	82,036
Income (loss) before income tax		1,242,766	(619,267)	933,710
Income tax	8	(189,448)	(23,150)	(202,452)
Income (loss) for the year		1,053,318	(642,417)	731,258

Attributable to:
Owners of the parent		1,100,191	(634,418)	742,686
Non-controlling interests		(46,873)	(7,999)	(11,428)
		1,053,318	(642,417)	731,258
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.93	(0.54)	0.63
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		1.86	(1.07)	1.26

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019
Income (loss) for the year	1,053,318	(642,417)	731,258
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(81,953)	31,172	(27,294)
Change in value of cash flow hedges and instruments at fair value	(1,178)	(9,832)	3,039
Income tax relating to components of other comprehensive income	(1,511)	2,376	(707)
From participation in non consolidated companies:
- Currency translation adjustment (*)	(11,085)	(31,977)	(10,781)
- Changes in the fair value of derivatives held as cash flow hedges and others	13	792	812
	(95,714)	(7,469)	(34,931)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	14,648	(4,971)	(9,272)
Income tax on items that will not be reclassified	(5,137)	770	1,545
Remeasurements of post employment benefit obligations of non-consolidated companies	3,829	634	(9,878)
	13,340	(3,567)	(17,605)
Other comprehensive (loss) for the year, net of tax	(82,374)	(11,036)	(52,536)
Total comprehensive income (loss) for the year	970,944	(653,453)	678,722
Attributable to:
Owners of the parent	1,016,434	(643,435)	690,095
Non-controlling interests	(45,490)	(10,018)	(11,373)
	970,944	(653,453)	678,722

(*) For 2019 Tenaris recognized its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment. In 2020 Ternium changed the functional currency of its Argentine subsidiary to the U.S. dollar and IAS 29 is no longer applicable.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2021		At December 31, 2020
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,824,801		6,193,181
Intangible assets, net	11	1,372,176		1,429,056
Right-of-use assets, net	12	108,738		241,953
Investments in non-consolidated companies	13	1,383,774		957,352
Other investments	19	320,254		247,082
Derivative financial instruments	25	7,080		-
Deferred tax assets	21	245,547		205,590
Receivables, net	14	205,888	9,468,258	154,303	9,428,517
Current assets
Inventories, net	15	2,672,593		1,636,673
Receivables and prepayments, net	16	96,276		77,849
Current tax assets	17	193,021		136,384
Trade receivables, net	18	1,299,072		968,148
Derivative financial instruments	25	4,235		11,449
Other investments	19	397,849		872,488
Cash and cash equivalents	19	318,127	4,981,173	584,681	4,287,672
Total assets			14,449,431		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent			11,960,578		11,262,888
Non-controlling interests			145,124		183,585
Total equity			12,105,702		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	20	111,432		315,739
Lease liabilities	12	82,694		213,848
Deferred tax liabilities	21	274,721		254,801
Other liabilities	22 (i)	231,681		245,635
Provisions	23	83,556	784,084	73,218	1,103,241
Current liabilities
Borrowings	20	219,501		303,268
Lease liabilities	12	34,591		43,495
Derivative financial instruments	25	11,328		3,217
Current tax liabilities	17	143,486		90,593
Other liabilities	22 (ii)	203,725		202,826
Provisions	24 (ii)	9,322		12,279
Customer advances		92,436		48,692
Trade payables		845,256	1,559,645	462,105	1,166,475
Total liabilities			2,343,729		2,269,716
Total equity and liabilities			14,449,431		13,716,189

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 26 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the year	-	-	-	-	-	1,100,191	1,100,191	(46,873)	1,053,318
Currency translation adjustment	-	-	-	(81,674)	-	-	(81,674)	(279)	(81,953)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	9,813	(15)	9,798	(287)	9,511
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,638)	-	(4,638)	1,949	(2,689)
From other comprehensive income of non-consolidated companies	-	-	-	(11,085)	3,842	-	(7,243)	-	(7,243)
Other comprehensive (loss) income for the year	-	-	-	(92,759)	9,017	(15)	(83,757)	1,383	(82,374)
Total comprehensive income (loss) for the year	-	-	-	(92,759)	9,017	1,100,176	1,016,434	(45,490)	970,944
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	-	-	-	10,384	10,384
Dividends paid in cash	-	-	-	-	-	(318,744)	(318,744)	(3,355)	(322,099)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 26 (iii) to these Consolidated Financial Statements.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 35 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the year	-	-	-	-	-	(634,418)	(634,418)	(7,999)	(642,417)
Currency translation adjustment	-	-	-	30,849	-	-	30,849	323	31,172
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(4,664)	428	(4,236)	35	(4,201)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,079)	-	(5,079)	(2,377)	(7,456)
From other comprehensive income of non-consolidated companies	-	-	-	(31,977)	1,426	-	(30,551)	-	(30,551)
Other comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	428	(9,017)	(2,019)	(11,036)
Total comprehensive (loss) for the year	-	-	-	(1,128)	(8,317)	(633,990)	(643,435)	(10,018)	(653,453)
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	2	-	2	1,490	1,492
Dividends paid in cash	-	-	-	-	-	(82,637)	(82,637)	(5,301)	(87,938)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive income (loss) for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 35 to these Consolidated Financial Statements.

(4) Mainly related to Saudi Steel Pipe Company (“SSPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2021	2020	2019
Cash flows from operating activities
Income (loss) for the year		1,053,318	(642,417)	731,258
Adjustments for:
Depreciation and amortization	10, 11 & 12	594,721	678,806	539,521
Impairment charge	5	57,075	622,402	-
Income tax accruals less payments	29(ii)	35,602	(117,214)	(193,417)
Equity in earnings of non-consolidated companies	13	(512,591)	(108,799)	(82,036)
Interest accruals less payments, net	29(iii)	(11,363)	(538)	(4,381)
Changes in provisions	23 & 24(ii)	7,381	(13,175)	2,739
Result of sale of subsidiaries	6	(6,768)	-	-
Changes in working capital	29(i)	(1,045,907)	1,059,135	523,109
Currency translation adjustment and others		(52,393)	42,183	11,146
Net cash provided by operating activities		119,075	1,520,383	1,527,939

Cash flows from investing activities
Capital expenditures	10 & 11	(239,518)	(193,322)	(350,174)
Changes in advance to suppliers of property, plant and equipment		(5,075)	(1,031)	3,820
Proceeds from sale of subsidiaries, net of cash	6	24,332	-	-
Acquisition of subsidiaries, net of cash acquired	33	-	(1,025,367)	(132,845)
Investment in companies under cost method		(692)	-	(2,933)
Additions to associated companies		-	-	(19,610)
Repayment of loan by non-consolidated companies		-	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets		22,735	14,394	2,091
Dividends received from non-consolidated companies	13	75,929	278	28,974
Changes in investments in securities		390,186	(887,216)	389,815
Net cash provided by (used in) investing activities		267,897	(2,092,264)	(40,392)

Cash flows from financing activities
Dividends paid	9	(318,744)	(82,637)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(3,355)	(5,301)	(1,872)
Changes in non-controlling interests		-	2	1
Payments of lease liabilities	12	(48,473)	(48,553)	(41,530)
Proceeds from borrowings		843,668	658,156	1,332,716
Repayments of borrowings		(1,121,053)	(896,986)	(1,159,053)
Net cash used in financing activities		(647,957)	(375,319)	(353,758)

(Decrease) increase in cash and cash equivalents		(260,985)	(947,200)	1,133,789
Movement in cash and cash equivalents
At the beginning of the year		584,583	1,554,275	426,717
Effect of exchange rate changes		(5,531)	(22,492)	(6,231)
(Decrease) increase in cash and cash equivalents		(260,985)	(947,200)	1,133,789
At December 31,		318,067	584,583	1,554,275

		At December 31,
Cash and cash equivalents		2021	2020	2019
Cash and bank deposits		318,127	584,681	1,554,299
Bank overdrafts	20	(60)	(98)	(24)
		318,067	584,583	1,554,275

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

II	ACCOUNTING POLICIES	1	Segment information
		2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Income tax
G	Right-of-use assets and lease liabilities	9	Dividends distribution
H	Impairment of non-financial assets	10	Property, plant and equipment, net
I	Other investments	11	Intangible assets, net
J	Inventories	12	Right-of-use assets, net and lease liabilities
K	Trade and other receivables	13	Investments in non-consolidated companies
L	Cash and cash equivalents	14	Receivables - non current
M	Equity	15	Inventories, net
N	Borrowings	16	Receivables and prepayments, net
O	Current and deferred income tax	17	Current tax assets and liabilities
P	Employee benefits	18	Trade receivables, net
Q	Provisions	19	Cash and cash equivalents and other investments
R	Trade and other payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and other selling expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Cancellation of title deed in Saudi Steel Pipe Company
A	Financial risk factors	28	Foreign exchange control measures in Argentina
B	Category of financial instruments and classification within the fair value hierarchy	29	Cash flow disclosures
C	Fair value estimation	30	Related party transactions
D	Accounting for derivative financial instruments and hedging activities	31	Fees paid to the Company's principal accountant
		32	Principal subsidiaries
		33	Business combinations
		34	Nationalization of Venezuelan subsidiaries
		35	Other relevant information
		36	The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition
		37	Subsequent events

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 16, 2022.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A       Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets (note II.H); income taxes (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); defined benefit obligations (note II.P); business combinations (notes II.B, IV.33); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H); fair value estimation of certain financial instruments (notes III.B, IV.34) and property title ownership restriction (note IV.27). During the period there were no material changes in the significant accounting estimates.

The Company is carefully assessing the potential impact of climate change and the energy transition on its business in terms of the risks to its markets and its physical assets and is adapting its business strategy accordingly. These events did not impact materially management judgements and estimates used in the preparation of these Consolidated Financial Statements.

Management has reviewed the Company’s exposure to the effects of the COVID-19 pandemic and its impact over its business, financial position and performance, conducting impairment tests and monitoring the recoverability of long lived assets and deferred taxes, financial risk management, in particular credit and liquidity risks and the adequacy of its provisions for contingent liabilities. For more information see note 36 to these Consolidated Financial Statements.

(1)	Accounting pronouncements applicable as from January 1, 2021 and relevant for Tenaris

Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Leases

On August 27, 2020, the IASB published Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) of the Interest Rate Benchmark Reform. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

A       Basis of presentation (Cont.)

(1)     Accounting pronouncements applicable as from January 1, 2021 and relevant for Tenaris (Cont.)

Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Leases (Cont.)

The amendments are effective for annual periods beginning on or after January 1, 2021, and are to be applied retrospectively, with early adoption permitted. The adoption of these amendments did not have a material impact on the Company’s Consolidated Financial Statements.

Other accounting pronouncements that became effective during 2021 have no material effect on the Company’s financial condition or results of operations.

Certain newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

B       Group accounting

(1)     Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B       Group accounting (Cont.)

(2)     Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

a)	Ternium

At December 31, 2021, Tenaris held 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.àr.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

b)	Usiminas

At December 31, 2021, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 36.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

Confab’s acquisition of the Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Tenaris’s affiliate Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

At December 31, 2021, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B       Group accounting (Cont.)

(2)     Non-consolidated companies (Cont.)

b)	Usiminas (Cont.)

The corporate governance rules reflected in the Usiminas shareholders agreement include, among others, an alternation mechanism for the nomination of each of the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure (exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group), which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Such separate agreement includes, among others, provisions granting Confab certain rights relating to the T/T Group’s nomination of Usiminas’ officers and directors under the Usiminas shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, Tenaris accounts for its investment in Usiminas under the equity method (as defined by IAS 28).

c)	Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. Tenaris, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen. The Company, Ternium and Tecpetrol are under the indirect common control of San Faustin; consequently, Tenaris accounts its interest in Techgen under the equity method (as defined by IAS 28).

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. Through the shareholders agreement, SSPC is entitled to choose one of the five members of the Board of Directors of GPC. In addition, SSPC has the ability to block any shareholder resolution. Based on the facts stated above, the Company has determined that it has significant influence over this entity and accounts for its investment in GPC under the equity method (as defined by IAS 28).

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2021, 2020 and 2019, no impairment provisions were recorded in any of the aforementioned investments. See note 13 to these Consolidated Financial Statements.

C       Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, oilfield services, energy and raw materials that exceed internal requirements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

C       Segment information (Cont.)

Tenaris’s Chief Operating Decision Maker (“CODM”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D       Foreign currency translation

(1)     Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)     Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

D       Foreign currency translation (Cont.)

(3)     Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale following IAS 21.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E       Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (revised), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses for 2020 of $45 million and did not materially affect depreciation expenses for 2021 and 2019.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

F       Intangible assets

(1)     Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

(2)     Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, resulted in additional amortization expenses for 2020 for $11.1 million and did not materially affect amortization expenses for 2021 and 2019.

(3)     Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2021, 2020 and 2019, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2021, 2020 and 2019.

(4)     Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2021, 2020 and 2019 totaled $45.3 million, $41.8 million and $61.1 million, respectively.

Capitalized costs were not material for the years 2021, 2020 and 2019.

(5)     Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, as well as the more recent acquisitions of Saudi Steel Pipes (“SSPC”) and Ipsco Tubulars Inc. (“IPSCO”).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

F       Intangible assets (Cont.)

(5)     Customer relationships (Cont.)

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

As of December 31, 2021 the net book value of IPSCO’s customer relationship amounts to $25.7 million with a residual useful life of 1 year, SSPC’s customer relationship amounts to $54.7 million, with a residual useful life of 6 years, while Maverick’s and Hydril’s customer relationships are fully amortized.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not affect amortization expenses for 2021, 2020 and 2019.

G       Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Payments associated with short-term leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

H       Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some circumstances where there have not been significant changes to CGU assets and liabilities as well as external and internal events which could materially alter the recoverable amount of the CGU, the impairment test is not repeated annually.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

H       Impairment of non-financial assets (Cont.)

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

Value in use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I        Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets at fair value through profit or loss (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

J       Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K       Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

L       Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

M       Equity

(1)     Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)     Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2021, 2020 and 2019 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

M       Equity (Cont.)

(3)     Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 26 (iii) to these Consolidated Financial Statements.

N       Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O       Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

P        Employee benefits

(1)     Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)     Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2021 the outstanding liability for this plan amounts to $37.7 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2021 the outstanding liability for this plan amounts to $13.5 million.

▪	Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2021 the outstanding liability for these plans amounts to $10.6 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2021 the plan was overfunded and the net assets related to this plan amounted to $4.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

P        Employee benefits (Cont.)

(3)     Other long term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. Until 2017 units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018 units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2021 and 2020, the outstanding liability corresponding to the Program amounts to $84.2 million and $82.4 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2021 and 2020, is $99.6 million and $108.7 million, respectively.

(4)     Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)     Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q       Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with note 26 to these Consolidated Financial Statements.

R        Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to the short-term nature their carrying amounts are considered to be the same as their fair value.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

S       Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe Management Services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services: Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered. The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the Company recognized the revenue on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

S       Revenue recognition (Cont.)

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Construction contracts revenues is recognized in accordance with the stage of the project completion.

T       Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U       Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

V       Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

V       Financial instruments (Cont.)

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

Equity instruments are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)      Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.03 as of December 31, 2021 and 0.05 as of December 31, 2020. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)     Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 25 to these Consolidated Financial Statements.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2021 and 2020.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2021	2020
Argentine Peso / U.S. dollar	(95,073)	(39,561)
Euro / U.S. dollar	12,462	(291,362)
Saudi Arabian Riyal / U.S. dollar	(77,853)	(125,789)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2021 and 2020 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1 million and $0.4 million as of December 31, 2021 and 2020 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

A. Financial Risk Factors (Cont.)

(ii)     Foreign exchange risk (Cont.)

▪	Euro / U.S. dollar

As of December 31, 2021, consisting primarily of U.S. dollar-denominated intercompany liabilities at certain subsidiaries whose functional currency is the Euro, and 2020, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $0.1 million and $2.9 million as of December 31, 2021 and 2020, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. dollar

As of December 31, 2021 and 2020 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2021 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $3.1 million (including a loss / gain of $0.5 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.2 million. For balances held as of December 31, 2020, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.1 million (including a loss / gain of $1 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $2.3 million.

(iii)   Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2021		2020
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	187,036	57%	237,320	38%
Variable rate	143,897	43%	381,687	62%
Total	330,933		619,007

(*) Out of the $187 million fixed rate borrowings, $175.2 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $5.2 million in 2021 and $7.1 million in 2020.

(iv)   Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2021, 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

A. Financial Risk Factors (Cont.)

(iv)    Credit risk (Cont.)

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See Section II.K.

As of December 31, 2021 and 2020 trade receivables amounted to $1,299.1 million and $968.1 million respectively. Trade receivables have guarantees under credit insurance of $175.8 million and $134.9 million, letter of credit and other bank guarantees of $17.8 million and $47.8 million, and other guarantees of $2.2 million and $8.8 million as of December 31, 2021 and 2020 respectively.

As of December 31, 2021 and 2020, overdue trade receivables amounted to $209.6 million and $195.9 million, respectively. As of December 31, 2021 and 2020, overdue guaranteed trade receivables amounted to $10.6 million and $20.7 million; and the allowance for doubtful accounts amounted to $47.1 million and $53.7 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)     Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 77% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2021, in comparison with approximately 88% as of December 31, 2020.

(vi)    Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2021, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 7% and 12% of total assets at the end of 2021 and 2020, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2021 Tenaris holds $6 million in direct exposure to financial instruments issued by European sovereign counterparties, while it had no exposure to such instruments at the end of 2020.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2021 and 2020, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 87% and 95% of total liquid financial assets.

(vii)  Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2021 and 2020.

(all amounts in thousands of U.S. dollars)

		Measurement Categories			At Fair Value
December 31, 2021	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	-	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	-	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742	-	-	-	-	-
Certificates of deposits	94,414	94,414	-	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-	-
Other notes	115,266	115,266	-	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	-	158,107	-	-
Non - U.S. government securities	10,660	-	10,660	-	10,660	-	-
Corporates securities	147,447	-	147,447	-	147,447	-	-
Derivative financial instruments	11,315	-	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	312,619	7,635	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	-	312,619	-	-
Other investments	7,635	-	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-	-
Total		1,836,464	519,385	124,647	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-	-
Finance Lease Liabilities C and NC	117,285	117,285	-	-	-	-	-
Derivative financial instruments	11,328	-	-	11,328	-	11,328	-
Total		1,293,474	-	11,328	-	11,328	-

(*) Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

(all amounts in thousands of U.S. dollars)

		Measurement Categories			At Fair Value
December 31, 2020	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	-	98,183	98,183	-	-
Other investments	872,488	763,697	108,791	-	108,791	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	-	-	-	-	-
U.S. Sovereign Bills	97,982	97,982	-	-	-	-	-
Non - U.S. Sovereign Bills	14,586	14,586	-	-	-	-	-
Certificates of deposits	222,132	222,132	-	-	-	-	-
Commercial papers	268,737	268,737	-	-	-	-	-
Other notes	160,260	160,260	-	-	-	-	-
Bonds and other fixed income	108,791	-	108,791	-	108,791	-	-
Non - U.S. government securities	20,219	-	20,219	-	20,219	-	-
Corporates securities	88,572	-	88,572	-	88,572	-	-
Derivative financial instruments	11,449	-	-	11,449	-	11,449	-
Other Investments Non-current	247,082	-	239,422	7,660	239,422	-	7,660
Bonds and other fixed income	239,422	-	239,422	-	239,422	-	-
Other investments	7,660	-	-	7,660	-	-	7,660
Trade receivables	968,148	968,148	-	-	-	-	-
Receivables C and NC (*)	232,152	90,330	48,659	-	-	-	48,659
Other receivables	138,989	90,330	48,659	-	-	-	48,659
Other receivables (non-financial)	93,163	-	-	-	-	-	-
Total		2,308,673	396,872	117,292	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	-	-	-	-	-
Trade payables	462,105	462,105	-	-	-	-	-
Finance Lease Liabilities C and NC	257,343	257,343	-	-	-	-	-
Derivative financial instruments	3,217	-	-	3,217	-	3,217	-
Total		1,338,455	-	3,217	-	3,217	-

(*) Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following table presents the changes in Level 3 assets:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020

At the beginning of the year	56,319	55,581
Addition / (decrease)	219	(3,604)
Increase due to business combinations	-	3,915
Currency translation adjustment and others	(244)	427
At the end of the year	56,294	56,319

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.6% and 100.0% of its carrying amount (including interests accrued) in 2021 and 2020 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives and non-derivative financial liabilities as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Similarly the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The lease liability will be recognized on the balance sheet at each period end at the exchange rate as of the end of each month. The full fair value of a hedging derivative and the leasing liability is classified as a current or non-current asset or liability according to its expiry date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

D. Accounting for derivative financial instruments and hedging activities (Cont.)

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2021 and 2020, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $1.3 million credit and $4.8 million debit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 25 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2021	Tubes	Other	Total
IFRS - Net Sales	5,994	528	6,521
Management view - operating income	178	65	243
Difference in cost of sales	443	30	473
Differences in depreciation and amortization	-	(1)	(1)
Differences in other operating income (expenses), net	(8)	1	(8)
IFRS - operating income	613	95	708
Financial income (expense), net			23
Income before equity in earnings of non-consolidated companies and income tax			731
Equity in earnings of non-consolidated companies			513
Income before income tax			1,243
Capital expenditures	226	14	240
Depreciation and amortization	575	20	595

Year ended December 31, 2020	Tubes	Other	Total
IFRS - Net Sales	4,844	303	5,147
Management view - operating (loss)	(277)	(50)	(327)
Difference in cost of sales	(138)	4	(134)
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(2)	-	(2)
Differences in other operating income (expenses), net	(200)	-	(200)
IFRS - operating (loss)	(616)	(47)	(663)
Financial income (expense), net			(65)
(Loss) before equity in earnings of non-consolidated companies and income tax			(728)
Equity in earnings of non-consolidated companies			109
(Loss) before income tax			(619)
Capital expenditures	189	4	193
Depreciation and amortization	661	18	679

Year ended December 31, 2019	Tubes	Other	Total
IFRS - Net Sales	6,870	424	7,294
Management view - operating income	857	73	930
Difference in cost of sales	(105)	3	(102)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	756	77	833
Financial income (expense), net			19
Income before equity in earnings of non-consolidated companies and income tax			852
Equity in earnings of non-consolidated companies			82
Income before income tax			934
Capital expenditures	338	12	350
Depreciation and amortization	523	17	540

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $45.6 million, $16.9 million and $36.2 million in 2021, 2020 and 2019, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences.

The main difference in Other operating income (expenses), net for the twelve-month period ended in December 31, 2020, is attributable to the impairment of the goodwill, which residual value in the management view differed from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total
Year ended December 31, 2021
Net sales	3,360,345	1,311,279	742,463	857,120	250,000	-	6,521,207
Total assets	7,992,946	2,399,448	1,727,573	581,204	364,486	1,383,774	14,449,431
Trade receivables	652,483	234,800	180,515	146,125	85,149	-	1,299,072
Property, plant and equipment, net	3,805,912	984,413	742,461	221,859	70,156	-	5,824,801
Capital expenditures	106,118	63,723	43,344	6,689	19,644	-	239,518
Depreciation and amortization	307,116	125,781	89,667	41,528	30,629	-	594,721

Year ended December 31, 2020
Net sales	2,179,949	776,235	642,793	1,227,532	320,225	-	5,146,734
Total assets	8,071,574	1,868,458	1,461,738	804,559	552,508	957,352	13,716,189
Trade receivables	411,692	115,972	139,427	210,194	90,863	-	968,148
Property, plant and equipment, net	3,971,101	1,050,619	823,057	242,939	105,465	-	6,193,181
Capital expenditures	71,531	63,111	39,691	10,452	8,537	-	193,322
Depreciation and amortization	408,546	106,827	84,518	44,259	34,656	-	678,806

Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521

(*) For 2021, 2020 and 2019 includes Investments in non-consolidated companies. See note 13 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (35%), Argentina, Mexico, Canada, Brazil, Italy and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represents approximately 23%, 24% and 21% in 2021, 2020 and 2019 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2021	2020	2019
Oil and Gas	4,944	4,073	5,757
Hydrocarbon Processing and Power Generation	444	371	534
Industrial and Other	606	400	579
Total	5,994	4,844	6,870

At December 31, 2021, 2020 and 2019, the Company recognized contract liabilities related to customer advances in the amount of $92.4 million, $48.7 million and $82.7 million, respectively. These amounts related to years 2020 and 2019 were reclassified to revenues during the subsequent year. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Inventories at the beginning of the year	1,636,673	2,265,880	2,524,341
Increase in inventory due to business combinations	-	199,589	52,966
Decrease in inventory due to sale of subsidiaries	(10,662)	-	-
Plus: Charges of the year
Raw materials, energy, consumables and other	3,841,551	1,545,688	2,709,629
Services and fees	208,472	154,976	222,415
Labor cost (*)	824,071	757,359	870,261
Depreciation of property, plant and equipment	448,843	503,725	428,791
Amortization of intangible assets	7,645	8,121	5,948
Depreciation of right-of-use assets	35,910	40,127	28,727
Maintenance expenses	129,350	107,764	284,758
Allowance for obsolescence	23,296	35,809	29,138
Taxes	40,887	45,162	100,738
Other	98,159	59,790	115,663
	5,647,522	3,458,110	4,849,034
Less: Inventories at the end of the year	(2,672,593)	(1,636,673)	(2,265,880)
	4,611,602	4,087,317	5,107,495

(*) For the year ended December 2021, 2020 and 2019, labor cost includes approximately $12.8 million, $81.3 million and $17.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Services and fees	115,303	115,883	153,773
Labor cost (*)	426,414	444,436	481,854
Depreciation of property, plant and equipment	22,924	26,814	18,524
Amortization of intangible assets	63,874	82,355	41,967
Depreciation of right-of-use assets	15,525	17,664	15,564
Commissions, freight and other selling expenses	415,895	310,815	441,442
Provisions for contingencies	24,998	11,957	28,565
Allowances for doubtful accounts	(4,297)	4,644	(16,256)
Taxes	78,800	63,234	110,876
Other	47,133	41,425	89,665
	1,206,569	1,119,227	1,365,974

(*) For the year ended December 2021, 2020 and 2019, labor cost includes approximately $15.8 million, $61.2 million and $7.4 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Wages, salaries and social security costs	1,170,562	1,036,211	1,274,474
Severance indemnities	28,625	142,458	24,637
Defined contribution plans	12,608	12,442	12,663
Pension benefits - defined benefit plans	13,353	11,097	18,207
Employee retention and long-term incentive program	25,337	(413)	22,134
	1,250,485	1,201,795	1,352,115

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2021	2020	2019
Mexico	5,474	4,501	5,370
Argentina	5,169	4,376	5,405
USA	2,684	1,596	2,255
Italy	2,011	2,039	2,144
Brazil	1,817	1,360	1,360
Romania	1,725	1,552	1,815
Colombia	1,009	746	1,040
Canada	758	561	772
Indonesia	506	521	616
Japan	379	399	400
Other	1,244	1,377	2,023
	22,776	19,028	23,200

5	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

The Company conducts regular assessments of the carrying values of its assets. The recoverable value was based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience and expectations. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined. In 2021, the main discount rates used were in a range between 10.9% and 18.8%.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2021, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

In December, 2021, as a result of the expected termination of our NKKTubes joint venture, which represented an impairment indicator for its assets, an impairment test was conducted, resulting in a charge of $57 million that totally reduced the carrying amounts of property, plant and equipment and intangible assets. The total amount was allocated to the Tubes segment. Remaining carrying amounts after the recognition of impairment charges amounted to $53 million mainly related to working capital.

For the year 2020 a charge of approximately $622 million, impacting the carrying value of goodwill of the CGUs OCTG-USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of property, plant and equipment of the CGU Rods-USA for $36 million was recorded. Out of the total amount, $582 million were allocated to the Tubes segment.

No impairment charges were recorded for the year 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

6	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Other operating income
Net income from other sales	10,694	9,891	8,651
Net rents	5,314	5,501	5,089
Tax recovery in Brazilian subsidiaries (*)	35,568	8,164	-
Other (**)	16,290	9,837	8,025
Recovery on allowance for doubtful receivables	379	-	1,239
	68,245	33,393	23,004

Other operating expenses
Contributions to welfare projects and non-profit organizations	6,697	12,989	11,199
Allowance for doubtful receivables	-	1,263	-
	6,697	14,252	11,199

(*) On May 13, 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of approximately $53 million tax credit in Brazilian subsidiaries, out of which $36 million were recognized in other operating income and $17 million in financial results (impacting in Finance Income and Finance Cost). In addition the tax charge related to this gain amounted to $12 million.

(**) On November 1, 2021 the Company transferred 100% of the shares of Geneva Structural Tubes LLC (“Geneva”) to MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan for an aggregate price of $24.3 million. The gain of this transaction ascended to approximately $6.8 million.

7	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019

Interest Income	38,048	21,625	48,061
Net result on changes in FV of financial assets at FVPL	-	-	(64)
Impairment result on financial assets at FVTOCI	-	(3,238)	-
Finance income (*)	38,048	18,387	47,997
Finance cost	(23,677)	(27,014)	(43,381)
Net foreign exchange transactions results (**)	17,287	(74,422)	27,868
Foreign exchange derivatives contracts results (***)	(7,966)	19,644	(11,616)
Other	(1,026)	(1,590)	(1,585)
Other financial results	8,295	(56,368)	14,667
Net financial results	22,666	(64,995)	19,283

(*) Finance Income:

In 2021, 2020 and 2019 includes $3.3 million, $6.5 million and $7.6 million of interest related to instruments carried at FVPL, respectively.

In 2021 also includes $18 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6 to these Consolidated Financial Statements.

(**) Net foreign exchange transactions results:

In 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated trade, financial, social, and fiscal payables at subsidiaries with functional currency U.S. dollar.

In 2020 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary, together with the negative impact from Brazilian Real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian Real, largely offset by the currency translation adjustment reserve from our Brazilian subsidiaries. Also includes the negative result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade, social, fiscal and financial positions at Mexican subsidiaries with functional currency U.S. dollar.

In 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

In 2021 includes mainly losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering net receivables in Brazilian real.

In 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real and Canadian dollar and net payables in Euro.

In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Current tax	(215,467)	(121,048)	(299,692)
Deferred tax	26,019	97,898	97,240
Tax charge	(189,448)	(23,150)	(202,452)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019
Income (loss) before income tax	1,242,766	(619,267)	933,710
Less impairment charges (non-deductible)	57,075	622,402	-
Income before income tax without impairment charges	1,299,841	3,135	933,710

Tax calculated at the tax rate in each country	(209,765)	21,052	(186,752)
Effect of currency translation on tax base	(76,043)	(72,936)	(53,296)
Changes in the tax rates	(29,881)	(958)	13
Utilization of previously unrecognized tax losses	966	98	547
Tax revaluation, withholding tax and others	125,275	29,594	37,036
Tax charges	(189,448)	(23,150)	(202,452)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Changes in the tax rates includes mainly the effect of the increase in the corporate income tax rate in Argentina from 25% to 35% for fiscal years starting January 1, 2021.

Tax revaluation, withholding tax and others, includes a net tax income of $113 million, $61 million and $66 million for 2021, 2020 and 2019 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $23 million, $10 million and $34 million for 2021, 2020 and 2019 respectively related to withholding taxes for intra-group international operations.

9	Dividends distribution

On November 3, 2021, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 24, 2021, with an ex-dividend date of November 22, 2021.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS) for an aggregate amount of approximately $248 million. The amount approved included the interim dividend previously paid on November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021.

For the year 2019, the Company paid dividends for an aggregate amount of approximately $153 million, which corresponded to the interim dividend in the amount of $0.13 per share ($0.26 per ADS) paid in November 2019. On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends –beyond the interim dividend- be distributed in respect of fiscal year 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

10	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005
Currency translation adjustment	(5,084)	(138,839)	(5,042)	(365)	(569)	(149,899)
Additions	8	15,238	1,171	192,470	4,830	213,717
Transfers / Reclassifications	2,448	148,037	17,688	(146,752)	-	21,421
Decrease due to sale of subsidiaries (*)	(200)	(4,310)	(62)	-	-	(4,572)
Disposals / Consumptions	(6,652)	(35,130)	(7,582)	(150)	(6,632)	(56,146)
Values at the end of the year	830,104	13,064,541	420,930	147,429	59,522	14,522,526

Depreciation and impairment
Accumulated at the beginning of the year	132,458	7,830,120	342,246	-	-	8,304,824
Currency translation adjustment	(1,292)	(97,236)	(4,621)	-	-	(103,149)
Depreciation charge	9,736	440,316	21,715	-	-	471,767
Impairment charge (See note 5)	-	51,470	780	-	4,421	56,671
Decrease due to sale of subsidiaries (*)	-	(567)	(53)	-	-	(620)
Disposals / Consumptions	(961)	(24,379)	(6,428)	-	-	(31,768)
Accumulated at the end of the year	139,941	8,199,724	353,639	-	4,421	8,697,725
At December 31, 2021	690,163	4,864,817	67,291	147,429	55,101	5,824,801

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586
Currency translation adjustment	(545)	72,650	443	(2,095)	(162)	70,291
Increase due to business combinations (**)	39,622	440,366	7,195	16,255	-	503,438
Additions	1,451	1,524	620	157,315	6,845	167,755
Transfers / Reclassifications	5,881	157,473	15,586	(176,589)	-	2,351
Disposals / Consumptions	(5,964)	(61,281)	(8,811)	(968)	(5,392)	(82,416)
Values at the end of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005

Depreciation and impairment
Accumulated at the beginning of the year	121,468	7,302,135	322,966	-	-	7,746,569
Currency translation adjustment	(288)	56,560	405	-	-	56,677
Depreciation charge	11,368	492,973	26,198	-	-	530,539
Transfers / Reclassifications	(1)	349	(475)	-	-	(127)
Impairment charge (See note 5)	-	36,000	-	-	-	36,000
Disposals / Consumptions	(89)	(57,897)	(6,848)	-	-	(64,834)
Accumulated at the end of the year	132,458	7,830,120	342,246	-	-	8,304,824
At December 31, 2020	707,126	5,249,425	72,511	102,226	61,893	6,193,181

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2021 and 2020 of $32 million and $33.6 million, respectively. There were no interests capitalized during 2021 and 2020.

Government grants recognized as a reduction of property, plant and equipment were immaterial for the years 2021 and 2020.

The carrying amounts of assets pledged as security for current and non-current borrowings were immaterial for the years 2021 and 2020.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

11	Intangible assets, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	637,352	550,500	2,469,962	2,211,151	5,868,965
Currency translation adjustment	(6,466)	(151)	(1,324)	-	(7,941)
Additions	22,830	2,971	-	-	25,801
Transfers / Reclassifications	(2,902)	(4,637)	-	-	(7,539)
Disposals	(659)	(1,156)	-	-	(1,815)
Values at the end of the year	650,155	547,527	2,468,638	2,211,151	5,877,471

Amortization and impairment
Accumulated at the beginning of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
Currency translation adjustment	(6,014)	-	-	-	(6,014)
Amortization charge	28,072	8,701	-	34,746	71,519
Impairment charge (See note 5)	404	-	-	-	404
Disposals	(514)	(9)	-	-	(523)
Accumulated at the end of the year	599,307	391,223	1,383,994	2,130,771	4,505,295
At December 31, 2021	50,848	156,304	1,084,644	80,380	1,372,176

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	604,870	463,742	2,117,837	2,140,051	5,326,500
Currency translation adjustment	1,108	220	(5,058)	-	(3,730)
Increase due to business combinations (**)	11,563	87,000	357,183	71,100	526,846
Additions	24,965	602	-	-	25,567
Transfers / Reclassifications	(1,393)	-	-	-	(1,393)
Disposals	(3,761)	(1,064)	-	-	(4,825)
Values at the end of the year	637,352	550,500	2,469,962	2,211,151	5,868,965

Amortization and impairment
Accumulated at the beginning of the year	536,337	373,772	797,592	2,057,240	3,764,941
Currency translation adjustment	890	(1)	-	-	889
Amortization charge	42,931	8,760	-	38,785	90,476
Impairment charge (See note 5)	-	-	586,402	-	586,402
Transfers / Reclassifications	931	-	-	-	931
Disposals	(3,730)	-	-	-	(3,730)
Accumulated at the end of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
At December 31, 2020	59,993	167,969	1,085,968	115,126	1,429,056

(*) Includes Proprietary Technology.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

The geographical allocation of goodwill for the year ended December 31, 2021 was $939.2 million for North America, $109.9 million for South America, $33.7 million for Middle East & Africa and $1.9 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2021, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa (Hydril and other)	346	19	365
Siderca (Hydril and other)	265	93	358
Hydril	309	-	309
Other	-	53	53
Total	920	165	1,085

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

12	Right-of-use assets, net and lease liabilities

Right of use assets evolution

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	41,932	273,358	18,615	333,905
Currency translation adjustment	(187)	(592)	(560)	(1,339)
Additions	6,010	10,127	6,189	22,326
Transfers / Reclassifications	-	(274)	277	3
Disposals (*)	(1,673)	(150,803)	(4,265)	(156,741)
At December 31, 2021	46,082	131,816	20,256	198,154

Depreciation
Accumulated at the beginning of the year	15,142	67,993	8,817	91,952
Currency translation adjustment	(37)	(177)	(260)	(474)
Depreciation charge	9,882	35,964	5,589	51,435
Transfers / Reclassifications	-	96	(93)	3
Disposals (*)	(982)	(49,149)	(3,369)	(53,500)
Accumulated at the end of the year	24,005	54,727	10,684	89,416
At December 31, 2021	22,077	77,089	9,572	108,738

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	36,137	225,389	14,194	275,720
Currency translation adjustment	(839)	746	530	437
Increase due to business combinations (**)	3,461	13,730	7,556	24,747
Additions	11,534	42,573	5,034	59,141
Transfers / Reclassifications	439	(458)	136	117
Disposals	(8,800)	(8,622)	(8,835)	(26,257)
At December 31, 2020	41,932	273,358	18,615	333,905

Depreciation
Accumulated at the beginning of the year	8,330	30,581	3,683	42,594
Currency translation adjustment	(92)	145	190	243
Depreciation charge	13,200	37,671	6,920	57,791
Transfers / Reclassifications	(2,876)	1,702	1,291	117
Disposals	(3,420)	(2,106)	(3,267)	(8,793)
Accumulated at the end of the year	15,142	67,993	8,817	91,952
At December 31, 2020	26,790	205,365	9,798	241,953

(*) Includes net disposals of $96.6 million related to NKKTubes lease agreement re-measurement due to joint venture termination.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Depreciation of right-of-use assets is mainly included in Tubes segment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

12	Right-of-use assets, net and lease liabilities (Cont.)

Lease liability evolution

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020

Opening net book amount	257,343	230,167
Increase due to business combinations	-	26,046
Translation differences	(11,350)	7,656
Additions	22,261	58,536
Cancellations (*)	(103,329)	(17,529)
Repayments (**)	(50,998)	(51,666)
Interest accrued	3,358	4,133
At December 31,	117,285	257,343

(*) Includes $95.8 million related to NKKTubes lease agreement re-measurement due to joint venture termination.

(**) Includes repayments of $48.5 million in capital and $2.5 million of interest.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 29.5%, 33.6% and 36.9% of the total remaining payments, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in cost of sales and selling, general and administrative expenses) were not material for the years 2021 and 2020.

13	Investments in non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	957,352	879,965
Translation differences	(11,085)	(31,977)
Equity in earnings of non-consolidated companies	512,591	108,799
Dividends and distributions declared (*)	(78,926)	(861)
Increase in equity reserves and others	3,842	1,426
At the end of the year	1,383,774	957,352

(*) Related to Ternium and Usiminas. During 2021 and 2020 $75.9 million and $0.3 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2021	2020	2021	2020
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,210,206	830,028
b) Usiminas (**)	Brazil	3.07%	3.07%	103,106	65,144
c) Techgen	Mexico	22.00%	22.00%	29,397	19,536
d) Global Pipe Company	Saudi Arabia	35.00%	35.00%	21,523	23,421
Others	-	-	-	19,542	19,223
				1,383,774	957,352

(*) Including treasury shares.

(**) At December 31, 2021 and 2020 the voting rights were 5.19%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2021, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $43.52 per ADS, giving Tenaris’s ownership stake a market value of approximately $999.7 million. At December 31, 2021, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,210.2 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2021, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

13	Investments in non-consolidated companies (Cont.)

a) Ternium (Cont.)

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Ternium
	2021	2020
Non-current assets	8,491,363	8,289,460
Current assets	8,606,544	4,566,775
Total assets	17,097,907	12,856,235
Non-current liabilities	1,649,105	2,559,485
Current liabilities	3,213,764	1,853,597
Total liabilities	4,862,869	4,413,082
Total equity	12,235,038	8,443,153
Non-controlling interests	1,700,019	1,157,038

Revenues	16,090,744	8,735,435
Gross profit	6,195,674	1,635,512
Net income for the year attributable to owners of the parent	3,825,068	778,468
Total comprehensive income for the year, net of tax, attributable to owners of the parent	3,818,185	666,667

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2021, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL14.51 ($2.60) and BRL15.16 ($2.72), respectively, giving Tenaris’s ownership stake a market value of approximately $98.4 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $103.1 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Usiminas
	2021	2020
Non-current assets	3,491,103	3,487,317
Current assets	3,583,814	2,276,368
Total assets	7,074,917	5,763,685
Non-current liabilities	1,575,321	1,661,605
Current liabilities	1,134,663	861,912
Total liabilities	2,709,984	2,523,517
Total equity	4,364,933	3,240,168
Non-controlling interests	467,551	379,222

Revenues	6,269,569	3,132,949
Gross profit	2,101,336	624,199
Net income for the year attributable to owners of the parent	1,687,682	106,361

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

13	Investments in non-consolidated companies (Cont.)

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, and started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2021, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), held 48% and 30% respectively. As of December 31, 2021, the carrying value of Tenaris’s ownership stake in Techgen was approximately $29.4 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2021, Tenaris’s exposure under these agreements amounted to $45.7 million, $0.9 million and $17.4 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2021, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2021, amounted to $10.3 million.

d)	GPC

GPC is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of December 31, 2021, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.5 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2021, SSPC’s exposure under the guarantees amounted to $115.1 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

14	Receivables – non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Employee advances and loans	8,117	4,563
Tax credits (*)	53,210	18,046
Receivables from related parties	61,841	62,790
Legal deposits	9,041	8,600
Advances to suppliers and other advances	9,878	4,803
Receivable Venezuelan subsidiaries	48,659	48,659
Others	15,142	6,842
	205,888	154,303

(*) Includes approximately $36 million related to PIS and COFINS (Federal Social Contributions on Gross Revenues) tax recovery on Brazilian subsidiaries.

15	Inventories, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Finished goods	1,113,011	691,922
Goods in process	707,665	417,097
Raw materials	358,552	143,558
Supplies	485,815	488,802
Goods in transit	253,324	158,929
	2,918,367	1,900,308
Allowance for obsolescence, see note 24 (i)	(245,774)	(263,635)
	2,672,593	1,636,673

16	Receivables and prepayments, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Prepaid expenses and other receivables	38,080	26,457
Government entities	2,363	3,075
Employee advances and loans	5,974	4,672
Advances to suppliers and other advances	17,225	14,661
Government tax refunds on exports	8,419	2,723
Receivables from related parties	5,919	16,217
Others	21,502	13,961
	99,482	81,766
Allowance for other doubtful accounts, see note 24 (i)	(3,206)	(3,917)
	96,276	77,849

17	Current tax assets and liabilities

(all amounts in thousands of U.S. dollars)

	Year ended December 31,
Current tax assets	2021	2020
Income tax assets	16,394	29,657
V.A.T. credits	176,202	106,293
Other prepaid taxes	425	434
	193,021	136,384

	Year ended December 31,
Current tax liabilities	2021	2020
Income tax liabilities	73,352	27,616
V.A.T. liabilities	12,955	9,933
Other taxes	57,179	53,044
	143,486	90,593

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

18	Trade receivables, net
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Current accounts	1,313,934	1,017,663
Receivables from related parties	32,258	4,161
	1,346,192	1,021,824
Allowance for doubtful accounts, see note 24 (i)	(47,120)	(53,676)
	1,299,072	968,148

The following table sets forth details of the aging of trade receivables:

(all amounts in thousands of U.S. dollars)	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2021
Guaranteed	195,848	185,238	9,894	716
Not guaranteed	1,150,344	951,356	148,412	50,576
Guaranteed and not guaranteed	1,346,192	1,136,594	158,306	51,292
Expected loss rate	0.06%	0.04%	0.20%	0.84%
Allowances for doubtful accounts	(833)	(401)	(367)	(65)
Nominative allowances for doubtful accounts	(46,287)	-	(1,391)	(44,896)
Net Value	1,299,072	1,136,193	156,548	6,331

(all amounts in thousands of U.S. dollars)	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2020
Guaranteed	191,514	170,796	18,778	1,940
Not guaranteed	830,310	655,132	116,802	58,376
Guaranteed and not guaranteed	1,021,824	825,928	135,580	60,316
Expected loss rate	0.07%	0.04%	0.23%	0.72%
Allowances for doubtful accounts	(721)	(321)	(331)	(69)
Nominative allowances for doubtful accounts	(52,955)	(718)	(1,011)	(51,226)
Net Value	968,148	824,889	134,238	9,021

Trade receivables are mainly denominated in U.S. dollars.

19	Cash and cash equivalents and other investments

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Cash and cash equivalents
Cash at banks	167,455	117,807
Liquidity funds	105,697	98,183
Short – term investments	44,975	368,691
	318,127	584,681
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	763,697
Bonds and other fixed income	158,107	108,791
	397,849	872,488
Other investments - non-current
Bonds and other fixed income	312,619	239,422
Others	7,635	7,660
	320,254	247,082

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

20	Borrowings

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Non-current
Bank borrowings	111,452	315,884
Costs of issue of debt	(20)	(145)
	111,432	315,739
Current
Bank borrowings	219,566	303,170
Bank overdrafts	60	98
Costs of issue of debt	(125)	-
	219,501	303,268
Total Borrowings	330,933	619,007

The maturity of borrowings is as follows:

(all amounts in thousands of U.S. dollars)

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2021
Borrowings	219,501	107,438	3,994	-	-	-	330,933
Total borrowings	219,501	107,438	3,994	-	-	-	330,933

Interest to be accrued (*)	2,465	560	13	-	-	-	3,038
Total	221,966	107,998	4,007	-	-	-	333,971

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2020
Borrowings	303,268	104,147	207,595	3,997	-	-	619,007
Total borrowings	303,268	104,147	207,595	3,997	-	-	619,007

Interest to be accrued (*)	9,829	5,068	1,014	22	-	-	15,933
Total	313,097	109,215	208,609	4,019	-	-	634,940

(*) Includes the effect of hedge accounting.

Significant borrowings include:

In millions of U.S. dollars

Disbursement date	Borrower	Type	Final maturity	Original & Outstanding
2020	Tamsa	Bilateral	2023	20
2020	Tamsa	Bilateral	2023	80
2020-2021	SSPC	Multiple Banks	2022 - 2024	61

As of December 31, 2021, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2021 and 2020, considering hedge accounting where applicable.

	2021	2020
Total borrowings	2.09%	2.51%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

20	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2021	2020
USD	Variable	99,587	274,600
USD	Fixed	-	17,936
SAR	Fixed	11,845	20,902
EUR	Fixed	-	1,828
EUR	Variable	-	473
Total non-current borrowings		111,432	315,739

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2021	2020
USD	Variable	17,015	67,823
USD	Fixed	-	2,322
EUR	Variable	1,273	1,015
EUR	Fixed	1,706	3,886
MXN	Fixed	141,861	147,997
ARS	Fixed	8,947	3,699
SAR	Variable	26,022	37,776
SAR	Fixed	22,677	38,750
Total current borrowings		219,501	303,268

Borrowings evolution

	Year ended December 31, 2021
(all amounts in thousands of U.S. dollars)	Non current	Current
At the beginning of the year	315,739	303,268
Translation differences	(48)	(2,570)
Proceeds and repayments, net	(179,647)	(103,561)
Interests accrued less payments	618	(2,828)
Reclassifications	(25,230)	25,230
Overdrafts variation	-	(38)
At the end of the year	111,432	219,501

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	702,415	15,255	125,793	843,463
Translation differences	(461)	-	(2,059)	(2,520)
Decrease due to sale of subsidiaries (*)	(637)	-	-	(637)
Charged to other comprehensive income	-	-	4,061	4,061
Income statement charge / (credit)	(31,487)	12,253	(23,449)	(42,683)
At December 31, 2021	669,830	27,508	104,346	801,684

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	651,339	19,396	118,062	788,797
Translation differences	1,644	-	253	1,897
Increase due to business combinations (**)	89,306	-	43,397	132,703
Charged to other comprehensive income	-	-	(1,194)	(1,194)
Income statement (credit)	(39,874)	(4,141)	(34,725)	(78,740)
At December 31, 2020	702,415	15,255	125,793	843,463

Deferred tax assets

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)
Translation differences	506	606	80	1,195	2,387
Decrease due to sale of subsidiaries (*)	-	93	-	11	104
Charged to other comprehensive income	-	-	-	2,587	2,587
Income statement charge / (credit)	(4,381)	201	(5,694)	26,538	16,664
At December 31, 2021	(25,083)	(85,037)	(485,763)	(176,627)	(772,510)

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)
Translation differences	1,804	513	1,996	644	4,957
Increase due to business combinations (**)	(7,452)	(24,580)	(33,598)	(34,974)	(100,604)
Charged to other comprehensive income	-	-	-	(1,952)	(1,952)
Income statement charge / (credit)	4,093	31,534	(65,715)	10,930	(19,158)
At December 31, 2020	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available, against which such losses can be utilized in the foreseeable future. This amount includes $461 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO in 2020. The remaining balance mainly corresponds to Tenaris’s Canadian, Colombian and Saudi Arabian subsidiaries. These subsidiaries have incurred in fiscal losses in the past one or two years. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 100% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

21	Deferred income tax (Cont.)

As of December 31, 2021, the net unrecognized deferred tax assets amounted to $173.3 million. Unrecognized tax losses with expiration dates in less than 1 year, between 2 and 5 years and more than 5 years or without expiration date are approximately 2.1%, 27.8% and 70.1% respectively.

The estimated analysis of recovery of deferred tax assets and settlement of deferred tax liabilities is as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Deferred tax assets to be recovered after 12 months	(611,552)	(640,603)
Deferred tax liabilities to be settled after 12 months	782,128	840,892

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Deferred tax assets	(245,547)	(205,590)
Deferred tax liabilities	274,721	254,801
	29,174	49,211

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	49,211	111,302
Translation differences	(133)	6,854
Increase due to business combinations	-	32,099
Decrease due to sale of subsidiaries	(533)	-
Charged to other comprehensive income	6,648	(3,146)
Income statement (credit)	(26,019)	(97,898)
At the end of the year	29,174	49,211

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Post-employment benefits	111,904	136,811
Other-long term benefits	71,345	64,928
Miscellaneous	48,432	43,896
	231,681	245,635

Post-employment benefits

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Unfunded	103,841	115,774
Funded	8,063	21,037
	111,904	136,811

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

Post-employment benefits (Cont.)

▪	Unfunded

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Values at the beginning of the year	115,774	125,573
Current service cost	5,728	4,796
Interest cost	5,997	6,496
Curtailments and settlements	(422)	(1,237)
Remeasurements (*)	3,174	(2,230)
Translation differences	(3,716)	(415)
Increase due to business combinations (**)	-	1,566
Benefits paid from the plan	(13,539)	(22,955)
Reclassified to current liabilities	(8,884)	-
Other	(271)	4,180
At the end of the year	103,841	115,774

(*) For 2021 a loss of $0.7 million is attributable to demographic assumptions and a loss of $2.5 million to financial assumptions. For 2020 a loss of $1.6 million is attributable to demographic assumptions and a gain of $3.8 million to financial assumptions.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2021	2020
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2021, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $5.9 million and $6.7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.5 million and $3.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Present value of funded obligations	159,528	176,309
Fair value of plan assets	(160,504)	(157,335)
Liability (*)	(976)	18,974

(*) In 2021 and 2020, $9 million and $2.1 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

Post-employment benefits (Cont.)

▪	Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	176,309	160,412
Translation differences	356	2,148
Current service cost	222	850
Interest cost	4,190	5,009
Remeasurements (*)	(7,019)	18,025
Benefits paid	(14,530)	(9,266)
Other	-	(869)
At the end of the year	159,528	176,309

(*) For 2021 a gain of $0.4 million is attributable to demographic assumptions and a gain of $6.6 million to financial assumptions. For 2020 a loss of $3.7 million is attributable to demographic assumptions and a loss of $14.3 million to financial assumptions

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	(157,335)	(145,160)
Translation differences	(250)	(1,729)
Return on plan assets	(3,793)	(4,411)
Remeasurements	(10,817)	(10,396)
Contributions paid to the plan	(3,338)	(5,017)
Benefits paid from the plan	14,530	9,266
Other	499	112
At the end of the year	(160,504)	(157,335)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2021	2020
Equity instruments	49.2%	49.3%
Debt instruments	46.7%	46.8%
Others	4.1%	3.9%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2021	2020
Discount rate	2% - 3%	1% - 3%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2021, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $14.9 million and $18.1 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.5 million and $1.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer expected contributions for the year 2022 amount to approximately $0.8 million.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22	Other liabilities (Cont.)

(ii)	Other liabilities – current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Payroll and social security payable	174,794	175,175
Miscellaneous	28,931	27,651
	203,725	202,826

23	Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2021	2020
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	73,218	54,599
Translation differences	(2,476)	(5,739)
Increase due to business combinations (*)	-	26,542
Additional provisions	13,896	478
Reclassifications	4,014	557
Used	(5,096)	(3,219)
Values at the end of the year	83,556	73,218

(*) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

24	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2021	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(53,676)	(3,917)	(263,635)
Translation differences	111	227	1,877
Decrease due to sale of subsidiaries (*)	2	10	405
(Additional) / reversals allowances	4,297	379	(23,296)
Used	2,146	95	38,875
At December 31, 2021	(47,120)	(3,206)	(245,774)

Year ended December 31, 2020	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(48,782)	(4,892)	(217,717)
Translation differences	(37)	801	1,560
Increase due to business combinations (**)	(1,930)	-	(76,776)
(Additional) allowances	(4,644)	(1,263)	(35,809)
Used	1,717	1,437	65,107
At December 31, 2020	(53,676)	(3,917)	(263,635)

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

Year ended December 31, 2021	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	1,795	10,484	12,279
Translation differences	(3)	(736)	(739)
Additional provisions	3,506	7,596	11,102
Reclassifications	-	(4,014)	(4,014)
Used	(3,830)	(5,476)	(9,306)
At December 31, 2021	1,468	7,854	9,322

Year ended December 31, 2020	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	5,867	11,150	17,017
Translation differences	(5)	(975)	(980)
Increase due to business combinations (**)	116	398	514
Additional provisions	9,728	1,751	11,479
Reclassifications	-	(557)	(557)
Used	(13,911)	(1,283)	(15,194)
At December 31, 2020	1,795	10,484	12,279

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(**) Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Derivatives hedging borrowings and investments	2,472	10,119
Other Derivatives	8,843	1,330
Contracts with positive fair values	11,315	11,449

Derivatives hedging borrowings and investments	(147)	(2,250)
Other Derivatives	(11,181)	(967)
Contracts with negative fair values	(11,328)	(3,217)
Total	(13)	8,232

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2021 and 2020 were as follows:

(all amounts in thousands of U.S. dollars)			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2021	2020	2021	2020
MXN	USD	2022	1,444	9,838	(93)	156
USD	MXN	2022	(838)	(5)	-	-
EUR	USD	2022	(7,670)	543	(7,430)	-
USD	EUR	2023	9,092	(1,969)	8,258	5
JPY	USD	2022	(269)	94	557	(4,958)
USD	BRL	2022	(1,030)	412	-	85
USD	KWD	2021	-	(246)	-	(59)
USD	CAD	2022	(246)	-	-	-
USD	GBP	2022	(55)	(49)	-	-
USD	CNY	2022	(130)	(482)	-	-
BRL	USD	2022	(238)	-	-	-
Others		2022	(73)	96	(33)	-
Total			(13)	8,232	1,259	(4,771)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

25	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

(all amounts in thousands of U.S. dollars)

	Equity Reserve Dec-19	Movements 2020	Equity Reserve Dec-20	Movements 2021	Equity Reserve Dec-21
Foreign Exchange	2,591	(7,362)	(4,771)	6,030	1,259
Total Cash flow Hedge	2,591	(7,362)	(4,771)	6,030	1,259

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2021 will be recycled to the Consolidated Income Statement during 2022 and 2023. For information on hedge accounting reserve, see Section III.D to these Consolidated Financial Statements.

26	Contingencies, commitments and restrictions on the distribution of profits

(i)     Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)     Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪     Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL82 million (approximately $14.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL70.3 million (approximately $12.6 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)      Contingencies (Cont.)

▪         Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial started in April 2021.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)      Contingencies (Cont.)

▪         Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪         Administrative tax proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL57.5 million (approximately $10.3 million). At this stage, the Company cannot predict the outcome of this claim.

▪         U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objections to the magistrate’s ruling with the principal judge in the case. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision. TCT believes that it has meritorious defenses to this claim. Trial was expected to take place in May 2022 but is likely to be postponed. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)     Contingencies (Cont.)

▪         Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014 mainly referred to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. As of December 31, 2021, the claim amounted to approximately EUR26.5 million (approximately $30 million), comprising EUR20.7 million (approximately $23.5 million) in principal and EUR5.8 million (approximately $6.5 million) in interest and penalties.

On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of December 31, 2021, these additional claims amount to approximately EUR10.3 million (approximately $11.7 million), comprising EUR8 million (approximately $9 million) in principal and EUR2.3 million (approximately $2.7 million) in interest and penalties.

The aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR36.8 million (approximately $41.7 million) comprising EUR28.7 million (approximately $32.5 million) in principal and EUR8.1 million (approximately $9.2 million) in interest and penalties.

On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to May 9, 2022. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪         Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to product liability claims, which may result in damages for an aggregate amount estimated at approximately $15.5 million, mainly related to a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

▪         U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 19, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. The investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition, the DOC initiation and the preliminary determination of injury are unjustified and is vigorously challenging any claim that its imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

(ii)     Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2021, the aggregate commitment to take or pay the committed volumes for an original 14-year term totaled approximately $34.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of December 31, 2021, the estimated aggregate contract amount calculated at current prices, is approximately $150.6 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the recent events described in note 26 (i) to these Consolidated Financial Statements “U.S. Antidumping Duty and Countervailing Duty Investigations”, and the June 28, 2021 U.S. Department of Commerce’s affirmative final determinations and imposition of a final dumping rate of 209.72% on TMK steel line pipe product imports, in February, 2022 the Company and TMK have agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. The Company and TMK have further agreed that in the event the U.S. Department of Commerce shall either make a negative preliminary determination of dumping and injury as regards TMK’s OCTG products or shall impose preliminary antidumping or countervailing duties or tariffs (or require a bond or cash to cover for any such duty or tariff upon a final determination) such that the aggregate amount of duties and tariffs on the import value of TMK’s OCTG products would not exceed 35%, then the Company and TMK will engage in good-faith discussions and negotiations to determine and agree upon an appropriate reduced minimum yearly purchase requirement for the OCTG product category for any the remainder of the 2022 contract year (if any). As regards TMK steel line pipe products, the Company and TMK agreed to engage in like discussions and negotiations in the event the dumping rate of 209.72% on TMK steel line pipe product imports is revoked or ceases to be in effect before expiration of the MDA’s term. As of December 31, 2021, the Company’s commitment under the MDA for the remainder of its term totaled approximately $394.4 million.

▪	A subsidiary of the Company entered into a one-year contract, renewable for one additional year, with Ternium México S.A. de C.V., under which it is committed to purchase on a monthly basis a specified minimum volumes of steel bars. The contract became effective in March 2021. As of December 31, 2021, the aggregate commitment totaled approximately $15.8 million. This commitment is expected to be terminated in March 2022.

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH to which it committed to purchase carbon steel for a total amount of approximately $198.7 million to use for manufacturing pipes related to the NFXP-QatarGas project.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 13 (c) to these Consolidated Financial Statements, (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 13 (d) to these Consolidated Financial Statements; and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.0 billion as of December 31, 2021.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)         Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

27	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company has learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

28	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties is subject to several restrictions, including payment terms that cannot be at sight or involve advance payments. In particular, the importer may not have more than $100,000 deposited in any foreign account, and will have to certify that it has not accessed the market to sell bonds for foreign currency and has not transferred bonds abroad or made cross-border securities swaps for a period of 90 days prior to the required payment of imports, that it will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency, and that it will not circumvent such restrictions through transfers of funds to any shareholders holding more than a 25% voting interest in the importer or to other entities having common directors with the importer or its more-than-25% shareholders.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2021 need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

28	Foreign exchange control measures in Argentina (Cont.)

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

▪	Further restrictions have been imposed by the Argentine Securities Commission in June 2021 and in October 2021, consisting of weekly limitations on the amount of bonds that Argentine companies could sell against foreign currency.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency market for all imports of goods and for acquisition of services from unrelated parties. Therefore, assets and liabilities denominated in foreign currency as of December 31, 2021, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of December 31, 2021, amounted to a net short exposure of approximately $95 million. As of December 31, 2021, the total net equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the twelve-month period ended on December 31, 2021 amounted approximately to 20.4% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements, additional regulations that could be imposed by the Argentine government could further restrict our Argentine subsidiaries’ ability to access the official foreign exchange market.

29	Cash flow disclosures

(all amounts in thousands of U.S. dollars)

		Year ended December 31,
(i)	Changes in working capital	2021	2020	2019
	Inventories	(1,060,465)	828,796	311,459
	Receivables and prepayments and current tax assets	(75,530)	74,877	(34,368)
	Trade receivables	(334,781)	409,163	428,326
	Other liabilities	(2,292)	(34,871)	(18,295)
	Customer advances	43,744	(34,388)	16,844
	Trade payables	383,417	(184,442)	(180,857)
		(1,045,907)	1,059,135	523,109
(ii)	Income tax accruals less payments
	Tax accrued	189,448	23,150	202,452
	Taxes paid	(153,846)	(140,364)	(395,869)
		35,602	(117,214)	(193,417)
(iii)	Interest accruals less payments, net
	Interest accrued	(14,371)	8,627	(4,616)
	Interest received	24,567	19,613	30,890
	Interest paid	(21,559)	(28,778)	(30,655)
		(11,363)	(538)	(4,381)

30	Related party transactions

As of December 31, 2021:

▪	San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

30	Related party transactions (Cont.)

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2021	2020	2019
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	71,879	20,183	20,577
	Sales of goods to other related parties	76,467	18,243	69,972
	Sales of services to non-consolidated parties	4,161	5,829	5,620
	Sales of services to other related parties	49,268	5,049	4,386
		201,775	49,304	100,555
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	294,929	84,485	174,588
	Purchases of goods to other related parties	32,453	12,892	51,765
	Purchases of services to non-consolidated parties	9,763	6,979	9,404
	Purchases of services to other related parties	13,806	18,133	54,514
		350,951	122,489	290,271

	(all amounts in thousands of U.S. dollars)	At December 31,
		2021	2020
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	66,896	78,721
	Receivables from other related parties	33,122	4,447
	Payables to non-consolidated parties	(45,092)	(24,914)
	Payables to other related parties	(2,125)	(2,310)
		52,801	55,944

	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,936)	(2,042)
	Finance lease liabilities from other related parties	(624)	(810)
		(2,560)	(2,852)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 13 (c and d) and note 26 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors’ and senior management compensation

During the years ended December 31, 2021, 2020 and 2019, the cash compensation of Directors and Senior managers amounted to $37.7 million, $27.4 million and $33.7 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 382, 522 and 468 thousand units for a total amount of $3.9 million, $5 million and $4.8 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 Employee benefits – Other long term benefits to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

31	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019
Audit fees	3,804	3,781	3,846
Audit-related fees	220	134	50
Tax fees	-	102	7
All other fees	5	-	1
Total	4,029	4,017	3,904

32	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2021.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2021	2020	2019
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	NA
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES (b)	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.àr.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019.

(b) See note 35 "Preliminary agreement to terminate NKKTubes joint venture" to these Consolidated Financial Statements.

(c) Tenaris holds 98.4% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

33	Business combinations

Acquisition of IPSCO Tubulars, Inc.

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The final acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing -following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date- was $1,029 million.

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	503
Intangible assets	170
Working capital	138
Cash and Cash Equivalents	4
Borrowings	(53)
Provisions	(27)
Other assets and liabilities, net	(63)
Net assets acquired	672

As a result of the acquisition, Tenaris recognized a goodwill for approximately $357 million, subsequently fully impaired during 2020 as a consequence of the unprecedented decline in oil prices, deterioration on business conditions and other changes in circumstances.

34	Nationalization of Venezuelan subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173.1 million (including $0.3 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2021, post-award interest calculated at the award rate amounted to approximately $117.4 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2021 was $290.5 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of December 31, 2021, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.2 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2021 was $256.6 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

34	Nationalization of Venezuelan subsidiaries (Cont.)

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of December 31, 2021, post-award interest calculated at the award rate amounted to approximately $68.5 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2021 was $284.8 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.6 million, with post-judgment interest continuing to accrue from August 24, 2021 at the federal statutory post-judgment interest rate. As of December 31, 2021, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.1 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2021 was $280.7 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect

As of December 31, 2021, Tenaris or its subsidiaries have net receivables related to its interest in the Venezuelan Companies for a total amount of approximately $48.7 million. See note III.B to these Consolidated Financial Statements.

35	Other relevant information

Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build and operate a welded pipe plant with an annual production capacity of 300,000 tons to manufacture OCTG products in Surgut, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. In 2019, Tenaris contributed with $19.6 million to the project. No additional contributions were subsequently made.

In 2020, PAO Severstal and Tenaris placed the construction on-hold due to the market conditions and the pandemic.

In December 2021, the parties decided to keep the initiative on-hold and to continue assessing the situation in the relevant markets and the cost dynamics in order to determine the agreement’s next steps.

Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into a joint venture with Inner Mongolia Baotou Steel Union Co. Ltd. (“Baotou Steel”), to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed and to start operations in early 2022. During 2020 and 2021, Tenaris contributed respectively $2.3 million and $15.6 million in the project.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

35	Other relevant information (Cont.)

Preliminary agreement to terminate NKKTubes joint venture

Tenaris’s seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”), is operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE. Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE.

On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable. Accordingly, on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes. The preliminary agreement provides for the closure of NKKTubes’ manufacturing operations by the end of June 2022, the termination of all agreements that allowed the operation of the joint venture, and the allocation between the parties of the related dissolution and liquidation costs. Tenaris and JFE continue discussing other aspects of the dissolution of the joint venture, with a view towards reaching a definitive agreement prior to June 2022. Tenaris and JFE are also committed to ensure a continued supply of tubular material, including 13 Chrome alloy products to international customers after NKKTubes’ closure.

Management determined that the parties’ decision to terminate the NKKTubes joint venture constituted an impairment indicator and accordingly conducted an impairment test, recognizing a charge of approximately $57 million, impacting NKKTubes’ property, plant and equipment and intangible assets. In addition, as of December 31 2021, the Company carries a positive currency translation adjustment reserve of approximately $140 million, out of which $71 million corresponds to the owners of the parent. The net non-controlling interests’ reserve amounts to approximately $25 million. These balances will be reclassified through the Company’s results in the period when the final transaction occurs.

36	The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital. In addition, the Company introduced remote work and other flexible work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if new and more contagious variants of the virus prove to be resistant to available vaccines and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and its results adversely impacted. Despite economic volatility as a result of the continuing presence and repercussions of COVID-19, as well as the uncertainty about the future duration and extent of the pandemic, market demand for oil is approaching pre-pandemic levels and that for natural gas already exceeds them. Oil and natural gas prices also exceed pre-COVID-19 levels, while oil and gas drilling activity is steadily increasing in North America and the rest of the world and OCTG inventories are at relatively low levels in North America and are at more normal levels in the rest of the world. Tenaris’s North American industrial facilities continue ramping up to meet higher demand and some facilities -temporary shut down during 2020- were reopened during 2021. In this context, even with raw material, energy and logistic cost increases, Tenaris’s margins show a significant recovery compared to 2020.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

36	The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition (Cont.)

With the purpose of assessing the Company’s exposure to the effects of the COVID-19 pandemic and its impact over its business, financial position and performance, the management has conducted impairment tests, and is closely monitoring the recoverability of long lived assets and deferred taxes, financial risk management, in particular credit and liquidity risks and the adequacy of its provisions for contingent liabilities.

The Company also renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity. As a result, Tenaris is adequately complying with all main outstanding contractual commitments and guarantees. In addition, Tenaris has not received any material government grants or public support measures for the years 2021 and 2020, and has not received, nor provided, material arrangements on the form of supply chain financing.

As of the date of these Consolidated Financial Statements, Tenaris’s capital and financial resources, and overall liquidity position, have not been affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $700[1] million as of the end of December 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

37	Subsequent events

Investment to build a wind farm in Argentina

On February 16, 2022, the Board of Directors has approved an investment plan to build a wind farm in Argentina at a cost of approximately $190 million which would reduce Tenaris’s CO2 emissions in that country by around 150,000 tons per year, and supply close to 50% of the energy requirements at the integrated seamless pipe mill in Campana, Argentina. This investment is expected to be completed during 2023.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2022, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2022, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2021. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 25, 2022, with an ex-dividend date of May 23, 2022. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo

Chief Financial Officer

[1] Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).